"Exemptions No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

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Orkla has subscribed in the right issue in REC

Orkla ASA, which is represented at the board of REC, has today subscribed for 27,755, 068 shares at a subscription price of NOK 26.50 per share in the rights issue in REC. Elkem AS which is 100 % owned by Orkla ASA, has today subscribed for 39,977,689 shares at a subscription price of NOK 26.50 per share in the rights issue in REC.
The subscription involves that Orkla ASA and Elkem AS subscribe for all allotted subscription rights. At completion of the rights issue Orkla ASA will own 108 244 768 shares and Elkem AS 155 912 989 shares in the company, and accordingly maintain their combined ownership interest in REC of appox. 39.73 %.
The subscription has been made on certain conditions as described in the prospectus.

Orkla ASA
Oslo, 29 June 2009

Contact:
Rune Helland, SVP Investor Relations
Tel.: +47 2254 4411

Siv Merethe Skorpen Brekke, Orkla Investor Relations,
Tel.: +4722 544455

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